

October 22, 2020

Robert Striar
Chief Executive Officer
Bull Horn Holdings Corp.
801 S. Pointe Drive, Suite TH-1
Miami Beach, Florida 33139

>   **Re: Bull Horn Holdings Corp.**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Filed October 22, 2020**
>   **File No. 333-248940**

Dear Mr. Striar:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Form S-1 filed October 22, 2020

General

1.   Please tell us when you negotiated the terms relating to the potential purchase by institutional investors of up to 9.9% of the units in the offering. Please also clarify the purpose for issuing membership interests in the sponsor in connection with this purchase, as well as whether each institutional investor may purchase up to a maximum of 9.9% of the units in the offering, or whether 9.9% if the cumulative total for all institutional investors. If it is the former, please disclose the total number of institutional investors that have indicated their interest in purchasing in the offering, and the total percent of the offering they will purchase if each purchases 9.9%. Please also file your agreement with the institutional investors, or tell us why you do not believe you are required to do so.

Robert Striar
Bull Horn Holdings Corp.
October 22, 2020
Page 2

       You may contact Amy Geddes at 202-551-3304 or Jim Allegretto at 202-551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Erin Jaskot at 202-551-3442 with any other questions.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Trade & Services